Exhibit 99.6

DIRECTORS’ INTERESTS

The Company’s Employee Benefit Trust (the “Trust”) holds a balance of 1,115,839 Mitchells & Butlers ordinary shares following the purchase of 1,004,752 shares on the 25 May 2006 at a price of 494.417665p per share.

The executive directors of the Company, M.L.Bramley, T.Clarke, A.Hughes and K.Naffah, as potential beneficiaries under the Trust, are technically deemed to be interested in the above balance.

Victoria Penrice
Head of Secretariat
0121 498 6514